SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



          ------------------------------------------------------------


                                    FORM 11-K


                X      ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1997

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



     -----------------------------------------------------------------------


                             Full title of the Plan:

                   GATX LOGISTICS, INC. CASH ACCUMULATION PLAN



     Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              GATX Logistics, Inc.

          1301 Riverplace Blvd, Suite 1200, Jacksonville, Florida 32207
                                 (904) 396-2517

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                             GATX LOGISTICS, INC. CASH
                                                ACCUMULATION PLAN
                                                 (Name of Plan)



                                             By: /s/ Ronald E. Peterca
                                             -------------------------
                                                     Ronald E. Peterca
                                                     Plan Administrator


Dated:     June 16, 1998

                   GATX Logistics, Inc. Cash Accumulation Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1997 and 1996




                                    Contents

Report of Independent Auditors.................................................1

Statement of Net Assets Available for Benefits,
     With Fund Information.....................................................2

Statement of Changes in Net Assets Available
     for Benefits, With Fund Information.......................................3

Notes to Financial Statements..................................................5

Supplemental Schedule of Reportable Transactions...............................9

Supplemental Schedule of Assets Held for Investment...........................10

REPORT OF INDEPENDENT AUDITORS

Benefits Committee
GATX Corporation

We have audited the accompanying statements of financial condition of GATX Logistics, Inc. Cash Accumulation Plan as of December 31, 1997 and 1996, and the related statement of income and changes in participants' equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GATX Logistics, Inc. Cash Accumulation Plan as of December 31, 1997 and 1996, and the income and changes in participants' equity for the years then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of reportable transactions for the year ended December 31, 1997, and assets held for investment as of December 31, 1997 and 1996, are presented for purposes of complying with the Department of Labor's Rule and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statement of financial condition and the statement of income and changes in participants' equity is presented for purposes of additional analysis rather than to present the financial condition and income and changes in participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                       ERNST & YOUNG LLP
Jacksonville, Florida
March 21, 1998

                  GATX Logistics, Inc. Cash Accumulation Plan

      Statement of Net Assets Available for Benefits, With Fund Information





                                                              December 31
Assets:                                                  1997            1996
                                                    ----------------------------
Investments, at fair value:
  Putnam Voyager Fund                                $ 9,709,203     $ 8,159,620
  Managed Income Portfolio II                          6,456,274       6,012,980
  Puritan Fund                                         1,680,177       1,227,932
  Spartan US Equity Index                              2,182,831       1,203,117
  Equity Income                                          803,715         260,634
  GATX Common Stock                                      451,622          72,967
  Dreyfus New Leaders                                    208,854          53,120
  Templeton Foreign Fund                                 296,832          39,264
  Employee Loans                                       1,388,364       1,152,163
                                                     -----------     -----------
Total investments                                     23,177,872      18,181,797



Employer's contribution                                   38,468          22,635
Participants' contributions                               22,171            --
                                                     -----------     -----------
Total receivables                                         60,639          22,635
                                                     -----------     -----------
Total assets                                          23,238,511      18,204,432

Liabilities:
Administrative expenses payable                             --            24,803
Refunds due participants                                 127,594          56,551
                                                     -----------     -----------
Total liabilities                                        127,594          81,354
                                                     -----------     -----------

          Net assets available for benefits          $23,110,917     $18,123,078
                                                     ===========     ===========

See accompanying notes.


                   GATX Logistics, Inc. Cash Accumulation Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information
                      For the Year Ended December 31, 1997






                                                           Fund Information
                    ----------------------------------------------------------------------------------------------------------------

  Description
                      Putnam     Managed               Spartan             GATX   Dreyfus  Templeton
                      Voyager    Income      Puritan  US Equity  Equity   Common    New     Foreign   Employee
                       Fund    Portfolio II   Fund      Index    Income   Stock   Leaders    Fund      Loans      Other      Total
                    ----------------------------------------------------------------------------------------------------------------

Additions to
   net assets
   attributed to:
Dividends and
 interest           $  602,107 $  405,257 $  138,780 $   55,403 $ 41,074 $    775 $ 18,562 $ 35,301   $   --     $  --   $ 1,297,259
Realized gain
 - Note C              192,369       --       41,527    103,356   16,736    7,497    1,946    1,407       --        --       364,838

Unrealized
 gain (loss)         1,215,161       --      122,202    363,897   98,390   83,022      603  (27,770)      --        --     1,855,505
                    ---------- ---------- ---------- ---------- -------- -------- -------- -------- ---------- --------- -----------
                     2,009,637    405,257    302,509    522,656  156,200   91,294   21,111    8,938       --        --     3,517,602

Employer's
 contributions         514,920    485,424    152,271    175,031   57,109   38,851   25,641   28,653       --        --     1,477,900

Participants'
 contributions         905,237    726,430    247,737    321,956  107,143   65,957   49,811   57,685       --        --     2,481,956

Transfers between
 funds, net           (793,706)  (216,686)     9,834    253,699  276,268  196,058   76,584  197,949       --        --          --
                    ---------- ---------- ---------- ---------- -------- -------- -------- -------- ---------- --------- -----------
                       626,451    995,168    409,842    750,686  440,520  300,866  152,036  284,287       --        --     3,959,856
                    ---------- ---------- ---------- ---------- -------- -------- -------- -------- ---------- --------- -----------
Total additions      2,636,088  1,400,425    712,351  1,273,342  596,720  392,160  173,147  293,225       --        --     7,477,458
Deductions from
   nets assets
   attributed to:
 Distributions         898,342    744,295    197,834    204,101   40,282    7,193   11,942   23,038       --      71,043   2,198,070

 Loan withdrawals,
  net                  152,517    126,826     45,336     73,459    5,058    2,395    3,909   11,403   (228,756)     --       192,147

 Administrative
   expenses             26,300     71,259     11,751      8,635    5,517      377      175      191       --     (24,803)     99,402
                    ---------- ---------- ---------- ---------- -------- -------- -------- -------- ---------- --------- -----------
Total deductions     1,077,159    942,380    254,921    286,195   50,857    9,965   16,026   34,632   (228,756)   46,240   2,489,619
                    ---------- ---------- ---------- ---------- -------- -------- -------- -------- ---------- --------- -----------
 (decrease)          1,558,929    458,045    457,430    987,147  545,863  382,195  157,121  258,593    228,756   (46,240)  4,987,839

Net Assets Available
 for Benefits at
 Beginning of Year   8,175,245  6,016,834  1,230,311  1,203,878  260,634   72,966   53,121   39,280  1,152,163   (81,354) 18,123,078
                    ---------- ---------- ---------- ---------- -------- -------- -------- -------- ---------- --------- -----------

Net Assets Available
 for Benefits at
 End of Year        $9,734,174 $6,474,879 $1,687,741 $2,191,025 $806,497 $455,161 $210,242 $297,873 $1,380,919 $(127,594)$23,110,917
                    ========== ========== ========== ========== ======== ======== ======== ======== ========== ========= ===========




                  GATX Logistics, Inc. Cash Accumulation Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information
                      For the Year Ended December 31, 1996





                                                                 Fund Information
                     ---------------------------------------------------------------------------------------------------------------

   Description
                        Putnam    Managed                                  GATX  Dreyfus  Templeton
                        Voyager   Income      Puritan  US Equity  Equity  Common   New     Foreign    Employee
                         Fund   Portfolio II   Fund      Index    Income  Stock  Leaders    Fund        Loans   Other      Total
                     ---------------------------------------------------------------------------------------------------------------

Additions to
 net assets
 attributed to:
Dividends and
 interest            $  536,097 $  382,178 $  136,393 $   29,910 $  9,389 $   221 $ 3,584 $   681 $        - $      -  $ 1,098,453
Realized gain (loss)
 - Note C               144,164          -      4,154     42,970      632   1,277     244       -          -        -      193,441

Unrealized
 gain (loss)            200,940          -      8,891    114,694      890   3,579  (1,618)  1,179          -        -      328,555
                     ---------- ---------- ---------- ---------- -------- ------- ------- ------- ---------- --------  -------------
                        881,201    382,178    149,438    187,574   10,911   5,077   2,210   1,860          -        -    1,620,449

Employer's
 contributions          572,003    553,730    142,644    120,617    4,750   5,209   2,643   1,338          -        -    1,402,934

Participants'
 contributions        1,180,619    826,236    251,705    231,617  157,272  10,183   7,065   2,049          -        -    2,666,746

Transfers between
 funds, net              68,070   (814,449)    96,068    403,028  100,672  52,936  59,710  33,965          -        -            -
                     ---------- ---------- ---------- ---------- -------- ------- ------- ------- ---------- --------  -------------
                      1,820,692    565,517    490,417    755,262  262,694  68,328  69,418  37,352          -        -    4,069,680
                     ---------- ---------- ---------- ---------- -------- ------- ------- ------- ---------- --------  -------------
Total additions       2,701,893    947,695    639,855    942,836  273,605  73,405  71,628  39,212          -        -    5,690,129

Deductions from
 nets assets
 attributed to:
 Distributions          706,812    728,605    142,739    103,998        -     693  18,807       -          -    56,551   1,758,205

  Loan withdrawals,
   net                  303,414    170,361     27,847     21,533   12,441    (271)   (315)    (85)  (395,772)       -      139,153

 Administrative
  expenses                5,743     27,327      3,521      2,173      530      17      15      17          -   24,803       64,146
                     ---------- ---------- ---------- ---------- -------- ------- ------- ------- ---------- --------  -------------
Total deductions      1,015,969    926,293    174,107    127,704   12,971     439  18,507     (68)  (395,772)  81,354    1,961,504
                     ---------- ---------- ---------- ---------- -------- ------- ------- ------- ---------- --------  -------------

 Net increase
 (decrease)           1,685,924     21,402    465,748    815,132  260,634  72,966  53,121  39,280    395,772  (81,354)   3,728,625


Net Assets Available
 for Benefits at
 Beginning of Year    6,489,321  5,995,432    764,563    388,746        -       -       -       -    756,391        -   14,394,453
                     ---------- ---------- ---------- ---------- -------- ------- ------- ------- ---------- --------  -------------
Net Assets Available
 for Benefits at
 End of Year         $8,175,245 $6,016,834 $1,230,311 $1,203,878 $260,634 $72,966 $53,121 $39,280 $1,152,163 $(81,354) $18,123,078
                     ========== ========== ========== ========== ======== ======= ======= ======= ========== ========  =============


                   GATX Logistics, Inc. Cash Accumulation Plan

                          Notes to Financial Statements
                                December 31, 1997





NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Investments are recorded at fair value based on quoted market prices or redemption value.

All costs and expenses incurred with regard to the purchase and sale of investments are borne by the GATX Logistics, Inc. (the Company) Cash Accumulation Plan (the Plan) and are included in the realized gain (loss) on sale of investments. Administrative and general expenses are paid by the participants of the Plan.

The preparation of the financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses during the reporting period. Actual amounts when ultimately realized could differ from those estimates.

Certain amounts in the 1996 statement of net assets available for benefits, with fund information have been reclassified to conform to the 1997 presentation.

NOTE B - DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA), and was established to afford employees an opportunity to save systematically for retirement. The Plan covers all employees of the Company who have completed one year of employment with at least 1,000 hours of service and are at least twenty-one years of age.

A participant may contribute to the Plan from 1% to a maximum of 16% of his or her compensation as defined by the Plan. The Company contributes to the Plan for each participant who is an active employee as of the end of each month, an amount equal to the participant contribution made for such month up to 4% of the participant's basic wages or salary.

An eligible participant may elect to have the Company deposit amounts to the Plan on his or her behalf through the execution of salary reduction agreements as provided under section 401(k) of the Internal Revenue Code and its regulations. Participant contributions can range from 1% to 16% of a participant's compensation but cannot exceed the limit ($9,500 for the fiscal years ended December 31, 1997 and 1996) on elective deferrals according to section 402(g)(1) of the Internal Revenue Code.

An employee or beneficiary will be fully vested in the Company's matching contributions upon completion of one of the following: 1) completion of four years of service, 2) a normal retirement or disability, or 3) in the event of death. If employment terminates prior to completion of four years of service, then the Company's match will be partially vested based on years of service as follows: less than two years - 0%, two to four years - 50%.




NOTE B - DESCRIPTION OF THE PLAN - Continued

Upon termination of employment, disability or death, a participant or beneficiary may elect to receive either a lump-sum equal to the value of his or her account, or equal monthly, quarterly, or semi-annual installments over a period not to exceed ten years.

Participants may elect to have their contributions invested in the Putnam Voyager Fund, Managed Income Portfolio II, Puritan Fund, Spartan US Equity Index, Equity Income, GATX Common Stock, Dreyfus New Leaders, Templeton Foreign Fund, or in a combination of any of the funds in multiples of 5% in each fund selected.

Active participants may obtain loans from the Plan at any time. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance.

Each month each participant's contribution and the Company's matching contribution is credited to each participant's account. Non-vested amounts which are forfeited are used periodically to reduce the amount of the Company's matching contribution. The balance of the forfeiture account at December 31, 1997 was $32,705. Investment gains or losses (realized and unrealized) are allocated, based on previous business day's quoted market prices, to each participant's account in the proportion that each participant's account bears to the total of all account balances.

Employees participating in the Plan had invested in the available funds as follows (some having invested in more than one fund):


                                            December 31, 1997
                                          ---------------------

Total employees participating                           1,604

Putnam Voyager Fund                                       996
Managed Income Portfolio II                               966
Puritan Fund                                              465
Spartan US Equity Index                                   470
Equity Income                                             191
GATX Common Stock                                         175
Dreyfus New Leaders                                       137
Templeton Foreign Fund                                    117





NOTE B - DESCRIPTION OF THE PLAN - Continued

The Company intends this Plan to be permanent but reserves the right at any time to modify, amend, or terminate this Plan, including the right to suspend or permanently discontinue employer contributions. Should the Plan terminate at some future date, its net assets will be available to provide participants their distributions in proportion to their allocable share of the Plan assets at the date of such termination.




NOTE C - INVESTMENTS


The cost of investments and number of shares or units held at December 31, 1997 and 1996 were as follows:


                                                      1997                                         1996
                                            ----------------------------------------------------------------------------------------
                                                   Shares/Units               Cost             Shares/Units              Cost
                                            ----------------------------------------------------------------------------------------
Putnam Voyager Fund                                     509,669           $8,052,461               506,180            $7,665,439

Managed Income Portfolio II                           6,456,274            6,456,274             6,012,980             6,012,980

Puritan Fund                                             86,696            1,536,718                71,226             1,208,295

Spartan US Equity Index                                  62,402            1,688,516                44,643             1,062,440

Equity Income                                            15,335              697,460                 6,085               259,693

GATX Common Stock                                        29,006              361,589                 7,203                69,972

Dreyfus New Leaders                                       4,709              207,771                 1,304                54,422

Templeton Foreign Fund                                   29,832              320,604                 3,790                38,086

Employee Loans                                        1,380,919            1,380,919             1,152,163             1,152,163
                                                                         -----------                                 -----------

                                                                         $20,702,312                                 $17,523,490
                                                                         ===========                                 ===========




                   GATX Logistics, Inc. Cash Accumulation Plan

                          Notes to Financial Statements
                                December 31, 1997





NOTE C - INVESTMENTS - Continued

The realized gain (loss) on sale of investments  is the  difference  between the
proceeds  received  and  the  average  cost  of  investments   sold,   including
transaction costs, and was determined as follows.


                                                                                 1997
                                        -------------------------------------------------------------------------------
                                                    Aggregate                      Aggregate                  Realized
                                                    Proceeds                         Cost                     Gain/Loss
                                        -------------------------------------------------------------------------------

Putnam Voyager Fund                                $2,576,662                     $2,384,293                   $192,369
Managed Inc. Portfolio II
                                                    1,938,148                      1,938,148                          -
Puritan
                                                      509,159                        467,632                     41,527
Spartan US Equity Index
                                                      643,214                        539,858                    103,356
Equity Income
                                                      118,255                        101,519                     16,736
GATX Common Stock
                                                       46,173                         38,676                      7,497
Dreyfus New Leaders
                                                       39,050                         37,104                      1,946
Templeton Foreign Fund
                                                      126,981                        125,574                      1,407
                                       --------------------------------------------------------------------------------
Total                                              $5,997,642                     $5,632,804                   $364,838
                                       ================================================================================


NOTE D - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter of the Plan's status under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, (the Code), and is, therefore, not subject to tax under present income tax laws. Amounts distributed from the Plan are taxable to the participants or their beneficiaries as provided by Section 402 (a) of the Code. Once qualified, the Plan is required to operate in conformity with the code to maintain its tax-exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


                   GATX Logistics, Inc. Cash Accumulation Plan

                Supplemental Schedule of Reportable Transactions

                      For the year ended December 31, 1997


                                                                                                   Current Value of
                                                                                                        Asset on
Identity of Party Involved   Description of Asset    Purchase Price  Selling Price  Cost of Asset  Transaction Date  Net Gain (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii)-- series of securities transactions in excess of 5 percent of plan assets

Fidelity Management Trust    Putnam Voyager Fund        $2,718,715    $        -     $2,718,715      $2,718,715         $      -
Company                                                          -     2,576,662      2,331,693       2,576,662          244,969


Fidelity Management Trust    Puritan                       797,675             -        797,675         797,675                -
Company                                                          -       509,159        469,253         509,159           39,906


Fidelity Management Trust    Managed Inc. Portfolio II   2,381,444             -      2,381,444       2,381,444                -
Company                                                          -     1,938,148      1,938,148       1,938,148                -

Fidelity Management Trust    Spartan U.S. Equity Index   1,155,675             -      1,155,675       1,155,675                -
Company                                                          -       643,214        529,602         643,214          113,612


There were no category (i), (ii) or (iv) reportable transactions during fiscal year 1997.


                   GATX Logistics, Inc. Cash Accumulation Plan

               Supplemental Schedule of Assets Held for Investment

                                December 31, 1997







                                                                  1997
-------------------------------------------------------------------------------------------------------------

Identity of Issue                 Description of Investment                Cost              Current Value
-------------------------------------------------------------------------------------------------------------
 Putnam Voyager Fund                    509,669 units                  $ 8,052,461            $ 9,734,174
 MIP II                               6,456,276 units                    6,456,276              6,474,879
 Puritan Fund                            86,696 units                    1,536,718              1,687,741
 Spartan US Equity Index                 62,402 units                    1,688,514              2,191,025
 Equity Income                           15,335 units                      697,460                806,497
 GATX Common Stock                       29,006 units                      361,589                455,161
 Dreyfus New Leaders                      4,709 units                      207,771                210,242
 Templeton Foreign Fund                  29,832 units                      320,604                297,873
 Employee Loans                          8% per annum                            -              1,380,919
                                                                       -----------            -----------

                                                                       $19,321,393            $23,238,511
                                                                       ===========            ===========
